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                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                             --------------------

                                  SCHEDULE TO

                              (Amendment No. 20)

           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934


                          WILLAMETTE INDUSTRIES, INC.
                      (Name of Subject Company (Issuer))

                            COMPANY HOLDINGS, INC.
                             WEYERHAEUSER COMPANY
                     (Names of Filing Persons -- Offerors)

                    COMMON STOCK, PAR VALUE $0.50 PER SHARE
                        (Title of Class of Securities)

                                   969133107
                     (CUSIP Number of Class of Securities)

                             Robert A. Dowdy, Esq.
                             Weyerhaeuser Company
                         Federal Way, Washington 98063
                           Telephone: (253) 924-2345

      (Name, Address and Telephone Number of Person Authorized to Receive
            Notices and Communications on Behalf of Filing Persons)

                                   Copy to:

                              Richard Hall, Esq.
                            Cravath, Swaine & Moore
                               825 Eighth Avenue
                           New York, New York 10019
                           Telephone: (212) 474-1000


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


                         SCHEDULE TO

          This Statement amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on November 29, 2000 (as previously amended, the "Schedule TO"), relating to the offer by Company Holdings, Inc., a Washington corporation (the "Purchaser") and a wholly owned subsidiary of Weyerhaeuser Company, a Washington corporation ("Weyerhaeuser" or "Parent"), to purchase (1) all outstanding shares ("Shares") of common stock, par value $0.50 per share, of Willamette Industries, Inc., an Oregon corporation ("Willamette" or the "Company"), and (2) unless and until validly redeemed by the Board of Directors of the Company, the related rights to purchase shares of Series B Junior Participating Preferred Stock, $0.50 par value per share, of the Company (the "Rights") issued pursuant to the Rights Agreement, dated as of February 25, 2000 by and between the Company and ChaseMellon Shareholder Services L.L.C., as Rights Agent, at a price of $48.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase"), dated November 29, 2000, and in the related Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the "Offer"). Unless the context otherwise requires, all references to the Shares shall be deemed to include the associated Rights, and all references to the Rights shall be deemed to include the benefits that may inure to holders of Rights pursuant to the Rights Agreement.

          Capitalized terms used herein and not defined herein have the respective meanings assigned such terms in the Offer to Purchase and the Schedule TO.

Item 5.   Past Contacts, Transactions, Negotiations and
          Agreements.

          On February 22, 2001, Weyerhaeuser sent a letter to
Willamette's board of directors. The full text of a press release issued by Weyerhaeuser on February 22, 2001, is filed herewith as Exhibit (a)(5)(P).

Item 12.  Exhibits.

(a)(5)(P) Press release issued by Weyerhaeuser Company, dated February 22, 2001.

                          SIGNATURES

          After due inquiry and to the best of their knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

                         COMPANY HOLDINGS, INC.,

                         by /s/ STEVEN R. ROGEL
                            ------------------------------
                            Name:  Steven R. Rogel
                            Title: President

                         WEYERHAEUSER COMPANY,

                         by /s/ STEVEN R. ROGEL
                            ------------------------------
                            Name:  Steven R. Rogel
                            Title: President and Chief
                                   Executive Officer

          Dated: February 22, 2001

                        Exhibit Index

Exhibit No.   Description

(a)(5)(P) Press release issued by Weyerhaeuser Company, dated February 22, 2001.

                                           Exhibit (a)(5)(P)

                                 [Weyerhaeuser Company logo]
NEWS RELEASE

For Immediate Release

                 WEYERHAEUSER SENDS LETTER TO WILLAMETTE BOARD

FEDERAL WAY, Wash., February 22, 2001 - Weyerhaeuser Company (NYSE: WY) today sent the following letter in response to a letter it received from Willamette Industries, Inc. (NYSE: WLL):



          February 22, 2001

          Board of Directors
          Willamette Industries, Inc.
          1300 Southwest Fifth Avenue
          Portland, Oregon 97201


          Dear Willamette Board Members:

          We received your letter of February 22, and must respond since your letter expresses some serious misperceptions about Weyerhaeuser and our proposed combination with Willamette Industries.

          You are correct in assuming that the Weyerhaeuser board unanimously supports a combination with Willamette. This combination is too compelling to ignore, and our two companies are a perfect fit. Our board is fully informed and regularly reviews media coverage as well as research reports from independent financial analysts. Contrary to your assertions, there is extensive third-party support in the financial community for this combination.

          As you know, as of February 1, the last expiration date of Weyerhaeuser's $48 per share tender offer, your shareholders had tendered 51% of Willamette's outstanding common stock. Our all cash premium offer for 100% of the shares simply cannot be characterized as "coercive." What is coercive is preventing shareholders from taking advantage of our offer by refusing to lift your "poison pill" rights plan and other defensive measures as well as failing to schedule your annual meeting. Despite these defensive measures, Willamette shareholders will have the opportunity to take meaningful action to advance this proposed transaction by electing our director nominees at the annual meeting.

                                   - more -

          Your description of Weyerhaeuser's approach as antagonistic is surprising. We have reviewed our public comments, and have found that they have, repeatedly, addressed the strength of Willamette's management team, the complementary asset fit, and the benefits of creating the premier forest products company through a combination of our two companies.

          We do not understand your claim that our call to negotiate is somehow illogical. We are confident that your shareholders see the logic in Willamette sitting down with Weyerhaeuser. Provided additional value was demonstrated, negotiation could result in an increased price for your shareholders. If, as you say, you are "committed to delivering value" we stand ready to negotiate.

          Sincerely,

          /s/ Steven R. Rogel

          Steven R. Rogel
          Chairman, President and Chief Executive Officer

Weyerhaeuser Company, one of the world's largest integrated forest products companies, was incorporated in 1900. In 2000, sales were $16 billion. It has offices or operations in 17 countries, with customers worldwide. Weyerhaeuser is principally engaged in the growing and harvesting of timber; the manufacture, distribution and sale of forest products; and real estate construction, development and related activities. Additional information about Weyerhaeuser's businesses, products and practices is available at www.weyerhaeuser.com.

FORWARD-LOOKING STATEMENTS

This news release contains statements concerning the company's future results and performance that are forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any such forward looking statement made by Weyerhaeuser with respect to the Willamette tender offer is not entitled to the benefit of the safe harbor protections of the Private Securities Litigation Reform Act of 1995. The accuracy of such forward looking statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, including the level of interest rates and housing starts; market demand for the company's products, which may be tied to the relative strength of various US business segments; performance of the company's manufacturing operations; the types of logs harvested in the company's logging operations; the level of competition from foreign producers; the effect of forestry, land use, environmental and other governmental regulations; and the risk of losses from fires, floods and other natural disasters. The company is also a large exporter and is affected by changes in economic activity in Europe and Asia, particularly Japan, and by changes in currency exchange rates, particularly the relative value of the US dollar and the Euro, and restrictions on international trade. These and other factors that could cause or contribute to actual results differing materially from such forward looking statements are discussed in greater detail in the company's Securities and Exchange Commission filings.

                                   - more -

IMPORTANT INFORMATION

Company Holdings, Inc. ("CHI"), a wholly owned subsidiary of Weyerhaeuser Company, has commenced a tender offer for all the outstanding shares of common stock of Willamette Industries, Inc. at $48.00 per share, net to the seller in cash, without interest. The offer currently is scheduled to expire at 12:00 midnight, New York City time, on Friday, March 30, 2001. CHI may extend the offer. If the offer is extended, CHI will notify the depositary for the offer and issue a press release announcing the extension on or before 9:00 a.m. New York City time on the first business day following the date the offer was scheduled to expire.

Today's news release, along with other news about Weyerhaeuser, is available on the Internet at www.weyerhaeuser.com.

Weyerhaeuser contacts:


Analysts                                               Media
Kathryn McAuley       Joele Frank/Jeremy Zweig         Bruce Amundson
Weyerhaeuser          Joele Frank, Wilkinson           Weyerhaeuser
(253) 924-2058        Brimmer Katcher                  (253) 924-3047
                      (212) 355-4449